FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March, 2008
Commission File Number 001-33548

JAGUAR MINING INC.

125 North State Street
Concord, New Hampshire 03301
(603) 224-4800

(Address of principal executive offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	News Release dated March 24, 2008 - Jaguar Mining Reports Q4 and FY 2007 Earnings
99.2	Annual Information Form for the year ended December 31, 2007
99.3	Audited Annual Financial Statements for the year ended December 31, 2007
99.4	Management's Discussion and Analysis for the year ended December 31, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JAGUAR MINING INC.

Date: March 25, 2008	By:	/s/ Robert J. Lloyd
Name: Robert J. Lloyd
Title: Corporate Secretary